Form N-SAR,
Sub-Item 77I
Terms of new or amended securities

Nuveen California Investment Quality Municipal Fund, Inc.
333-37080
811-06177


The preferred class of the registrants securities have been materially modified, as stated in the Statement Establishing and Fixing the Rights and Preferences of
Variable Rate Demand Preferred Shares, containing a description of the Funds preferred securities. A copy of such Statement is attached in this Funds N-SAR-A filing under Sub-Item 77Q1(a).